UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-34029

Federal-Mogul Corporation Salaried Employees’ Investment Program

(Exact name of registrant as specified in its charter)

26555 Northwestern Highway

Southfield, Michigan 48033

(248) 354-7700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in above-referenced Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None*

Pursuant to the requirements of the Securities Exchange Act of 1934, the Federal-Mogul Corporation 401(k) Investment Program, as successor to the Federal-Mogul Corporation Salaried Employees’ Investment Program, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Federal-Mogul Corporation 401(k) Investment Program
(Name of Plan)

Date:	July 25, 2008	By:	/s/ Robert L. Katz
Robert L. Katz
Senior Vice President, General Counsel and Secretary
Federal-Mogul Corporation

*	Effective as of January 2008, the Federal-Mogul Corporation Salaried Employees’ Investment Program (the “Plan”) was merged into the Federal-Mogul Corporation 401(k) Investment Program. As a result, interests in the Plan which constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist. Therefore, this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.